

August 3, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Mark C. Rohr
Chairman and Chief Executive Officer
Albemarle Corporation
451 Florida Street
Baton Rouge, LA 70801

> **RE: Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 9, 2010**
> **File No. 1-12658**

Dear Mr. Rohr:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief